CHELSEA M. CHILDS chelsea.childs@dechert.com +1 617 728 7128 Direct +1 617 275 8418 Fax

One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

February 28, 2014

Derek Newman, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) contained in Post Effective Amendment No. 195 to the Registration Statement of Russell Investment Company (Filed on December 6, 2013)

Dear Mr. Newman:

This letter responds to comments you provided to Jessica Gates of Russell Investments and me in a telephonic discussion on January 27, 2014 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2013. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAIs unless otherwise indicated.

1.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this post effective amendment.

	Response:	The requested representations will be made.

2.	Comment:

If a fee waiver will be put in place for these Funds, please include a footnote to the “Fee Waivers and Expense Reimbursements” line item in the “Annual Fund Operating Expenses” table that explains the fee waivers. Indicate that waivers can be terminated only by the board, that waivers must be in place for a duration of at least one year, and if there are any carve-outs or recoupments.

February 28, 2014 Page 2

	Response:	The requested footnote has been added to the “Annual Fund Operating Expenses” tables, as applicable.

3.	Comment:

For any Funds that reflect a fee waiver in the “Expense Example,” please confirm supplementally that the figures in the example only reflect the fee waiver for the duration of the fee waiver agreement.

	Response:	Registrant confirms that the figures shown in the “Expense Example” only reflect the fee waiver for the duration of the fee waiver agreement.

4.	Comment:

With respect to the Russell Global Equity Fund, please explain how the Fund’s investments are consistent with the Commission staff’s (the “Staff”) position that funds with the words “global” or “international” in their names connote diversification among investments in a number of different countries throughout the world. Please revise the disclosure for the Russell Global Equity Fund consistent with Staff guidance.

Response:

Registrant notes that the Fund’s “Principal Investment Strategies” section states that “[u]nder normal market conditions, the Fund will invest at least 40%, and may invest up to 100%, of its assets in equity securities economically tied to countries other than the U.S.” Registrant believes that the Fund’s investments are consistent with the Staff’s position, and that the current disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

5.	Comment:

For Funds that invest in derivative instruments, please confirm whether the instruments mentioned in the Funds’ “Principal Investment Strategies” sections are included for purposes of calculating a Fund’s 80% test and, if so, that the market value of these instruments is used for these calculations.

	Response:	Registrant notes that, for Funds with 80% tests, the “Investment Objective and Investment Strategies – Principal Investment Strategies” sections describe the instruments included for purposes

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of calculating a Fund’s 80% test. For example, the “Investment Objective and Investment Strategies – Principal Investment Strategies” section for the Russell U.S. Core Equity Fund discloses that “[e]quity securities in which the Fund invests include common stock, preferred stock and equity-equivalent securities or instruments whose values are based on common stocks, such as convertible securities, rights, warrants or options (stock or stock index), futures contracts (stock or stock index) and index swaps.”

Registrant notes that the value of the instrument used for purposes of this calculation depends on the nature of the derivative instrument, and may or may not be market value, depending on the instrument.

6.	Comment:

The “Additional Information – How to Purchase Shares” section of the Prospectuses states that “[e]ach Fund reserves the right to close any account whose balance falls below $1,000 and to change the categories of investors eligible to purchase its Shares.” Please confirm supplementally whether account closures require advance notice to shareholders and whether a shareholder is allowed a period of time in which to cure his or her balance following receipt of notice. If so, please revise the disclosure accordingly.

Response:

Registrant confirms that, in the event of an account closure, Registrant would provide shareholders with reasonable notice and an opportunity to cure. Registrant notes, however, that it does not currently close an account whose balance falls below $1,000. Registrant respectfully declines to revise the disclosure in response to this comment, but will consider updating its disclosure in the future, should Registrant intend to exercise its right to close such accounts.

7.	Comment:

With respect to the “Management of the Funds” section of the Prospectuses, please confirm whether the Funds invest their cash collateral from securities lending arrangements in an affiliated fund in accordance with Staff guidance and/or Commission exemptive relief.

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Response:

Registrant confirms that the Funds invest their cash collateral from securities lending arrangements in an affiliated fund in accordance with Rule 12d1-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

8.	Comment:

With respect to the “Money Managers” section of the Prospectuses, please explain why information regarding the portfolio managers of each money manager (e.g., length of service, title, etc.), per Item 5(b) of Form N-1A, need not be included in the disclosure consistent with the 2004 Form N-1A adopting release.

Response:

Registrant operates under a No-Action Letter in which the Staff interpreted Item 5(c) (now Item 5(b)) of Form N-1A in the context of a manager of managers fund.[1] In the No-Action Letter, the Staff stated the following with respect to the question of who is a “portfolio manager” of a manager of managers fund for purposes of Item 5(c) of Form N-1A (now Item 5(b)):

“[W]e believe that where a fund holds itself out as being managed by a manager of managers, (i.e., holds itself out as being managed by more than one sub-adviser under the supervision of the adviser), and in fact, significant management functions are performed by the adviser, it may be appropriate to conclude that an individual (or individuals) employed by the adviser, rather than the sub-advisers, is (are) responsible for day-to-day management of the fund and should be named as the portfolio manager(s).” [footnote omitted]

Registrant believes that the view expressed in the No-Action Letter leads to the conclusion that adviser personnel are the only portfolio managers for whom a manager of managers fund would be required to disclose information pursuant to Item 5(b) of Form N-1A. Therefore, the Registrant believes that the current disclosure is consistent with the No-Action Letter.

[1]	Frank Russell Investment Management Company, SEC No-Action Letter (pub. avail. Aug. 30, 1993).

February 28, 2014 Page 5

9.	Comment:

The Russell Commodity Strategies Fund’s “Principal Investment Strategies” section states that, “[a]s the Fund will have no physical investments in commodities, substantially all of the Fund’s exposures to commodities will be through cash-settled derivative contracts, including exchange-traded futures contracts, over-the-counter total return swap contracts or structured notes that embed derivative contracts related to commodities.” Please clarify supplementally whether this sentence refers to instruments that are legally required to cash settle, or whether these futures contracts customarily cash settle.

	Response:	Registrant notes that these futures contracts customarily cash settle, although they are not all legally required to do so.

10.	Comment:

In the “Risks – Tax Risk” section of the Prospectuses, please consider disclosing whether the Russell Commodity Strategies Fund and the Russell Multi-Strategy Alternative Fund have received an opinion from counsel with respect to their investments in their respective Subsidiaries.

Response:

Registrant notes that the Funds do not currently rely on an opinion from counsel with respect to their investments in the Subsidiaries. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

11.	Comment:

In the “Risks – Subsidiary Risk” section, consider disclosing that the Subsidiaries will comply with restrictions of the 1940 Act regarding affiliated transactions and requirements with respect to custody, and the name of the custodian for the Subsidiaries’ assets. In addition, please confirm whether the Russell Commodity Strategies Fund and the Russell Multi-Strategy Alternative Fund and their respective Subsidiaries consolidate financial statements.

Response:

Registrant notes that the “Organization and Management of Wholly-Owned Subsidiaries of Russell Commodity Strategies and Russell Multi-Strategy Alternative Funds” section of the SAI states that the Subsidiaries’ custodian is the same or an affiliate of the custodian for the Funds. In addition, Registrant has revised the disclosure to reflect that each Subsidiary will be maintained in accordance with the custody requirements of Section 17(f) of the 1940 Act. Registrant further notes that the “Investment Policies –

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Investment in a Subsidiary by the Russell Commodity Strategies and Russell Multi-Strategy Alternatives Funds” section of the SAI states that “each Subsidiary will . . . follow the same compliance policies and procedures, as its respective Fund,” which include policies and procedures under the 1940 Act relating to affiliated transactions. In addition, Registrant confirms that the applicable Funds and their respective Subsidiaries issue consolidated financials consistent with No-Action Letter guidance issued by the Staff.[2]

12.	Comment:

Please confirm supplementally whether the information considered by the Board during its approval of the pricing services used by the Funds, as disclosed in the “How Net Asset Value is Determined – Valuation of Portfolio Securities” section of the Prospectuses, also includes a description of the methodologies used by the pricing services to value certain securities and instruments.

Response:

As disclosed in the Prospectuses, the Board approves securities valuation procedures which include “a description of the pricing services used by the Funds,” among other information. Registrant notes that this description refers to a description of the third-party providers of pricing services used by the Funds (referred to in the procedures as the “pricing services”), rather than the methodologies used by those providers. The Board-approved valuation procedures include a description of the pricing methodologies used by the Funds’ administrator and custodian to value certain securities and instruments.

13.	Comment:

In the “How Net Asset Value is Determined – Valuation of Portfolio Securities” section of the Prospectuses, please add “[a]n explanation that the price of Fund shares is based on the Fund’s net asset value and the method used to value Fund shares (market price, fair value, or amortized cost)” in accordance with Item 11 of Form N-1A.

[2]	See Gold Portfolio, SEC-No-Action Letter (April 29, 2008).

February 28, 2014 Page 7

	Response:	Registrant has revised the disclosure in response to this comment.

14.	Comment:

Please confirm supplementally whether the legend on the front cover page of the Prospectus for the Target Portfolio Funds should state that the Commodity Futures Trading Commission (“CFTC”), in addition to the Commission, has not determined that the information in the Prospectus is accurate or complete, nor approved or disapproved of the securities in the Prospectus.

Response:

Registrant notes that it names the CFTC in the legend to Prospectuses that offer Funds that require Russell Investment Management Company (“RIMCo”) to register as a commodity pool operator (“CPO”). Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment. However, Registrant will consider revising this legend in the future if the Commission releases guidance regarding whether the management of funds of funds will require an adviser to register as a CPO.

15.	Comment:

In the “Risks – Securities of Other Investment Companies” section, please confirm whether the Underlying Funds, as required by Section 12(d)(1)(G) of the 1940 Act, have a policy that prohibits them from acquiring securities of other registered funds in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F) of the 1940 Act. If the Underlying Funds do invest beyond these limitations, please explain the basis for this investment (e.g., an exemptive order).

Response:

Registrant confirms that the Underlying Funds have a policy that prohibits them from acquiring securities of other registered funds in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F) of the 1940 Act.

16.	Comment:	In the Conservative Strategy Fund’s “Principal Investment Strategies” section, please consider including a description of why the target allocations are considered “conservative.”

	Response:	Registrant notes that the disclosure states that the Fund is considered “conservative” due to its investment objective and asset allocation to fixed income Underlying Funds. Registrant believes

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that the current disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

17.	Comment:	In the Moderate Strategy Fund’s “Principal Investment Strategies” section, please consider including a description of why the target allocations are considered “moderate.”

Response:

Registrant notes that the disclosure states that the Fund is considered “moderate” due to its investment objective and asset allocation to fixed income and equity Underlying Funds. Registrant believes that the current disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

18.	Comment:	In the Balanced Strategy Fund’s “Principal Investment Strategies” section, please consider including a description of why the target allocations are considered “balanced.”

	Response:	Registrant has revised the disclosure in response to this comment.

19.	Comment:	In the Growth Strategy Fund’s “Principal Investment Strategies” section, please consider including a description of why the target allocations are considered a “growth” strategy.

	Response:	Registrant has revised the disclosure in response to this comment.

20.	Comment:

With respect to the Equity Growth Strategy Fund’s non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its net assets plus borrowings for investment purposes in shares of equity Underlying Funds, please confirm whether these equity Underlying Funds also invest predominately in equity securities.

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Response:

Registrant confirms that the equity Underlying Funds in which the Fund invests invest predominately in equity securities. In addition, Registrant notes that the Fund’s “Principal Investment Strategies” section discloses that “[t]he Fund considers certain alternative Underlying Funds that invest predominantly in equity securities to be equity Underlying Funds for purposes of assessing compliance with this policy.”

21.	Comment:

With respect to the Target Portfolio Funds, please confirm whether the Funds will file a supplement to the Prospectus in advance of any material modification by RIMCo to the Funds’ asset allocation in excess of the +/- 5% adjustment to the target asset allocation to equity, fixed income, or alternative Underlying Funds, based on RIMCo’s capital markets research.

Response:

Registrant confirms that the Funds will file a supplement to the Prospectus in advance of any material modification by RIMCo to a Fund’s asset allocation in excess of the +/- 5% adjustment to the target asset allocation to equity, fixed income, or alternative Underlying Funds, based on RIMCo’s capital markets research.

22.	Comment:	Please consider disclosing whether the Target Portfolio Funds have regularly scheduled rebalancings of their target allocations.

Response:

Registrant notes that the Target Portfolio Funds do not have regularly scheduled rebalancings of their target allocations. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

23.	Comment:

With respect to the 2015 Strategy Fund, please consider whether the current disclosure under “Long-Term Viability Risk” is appropriate for a fund that has been in operation for several years and is approaching its target date.

	Response:	Registrant has reviewed the disclosure and removed “Long-Term Viability Risk” as a risk to this and certain other Target Date Funds.

24.	Comment:	The “Structure and Governance – Organization and Business History” section of the SAIs states that RIMCo is registered as a CPO under the Commodity Exchange Act. Please confirm

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supplementally whether the Russell Multi-Strategy Alternative Fund and the Russell Commodity Strategies Fund have less than a three-year operating history. If so, please include the performance information for all accounts or pools managed by RIMCo that have substantially similar investment strategies and policies.

Response:

Registrant confirms that the Russell Multi-Strategy Alternative Fund has an operating history of less than three years. Registrant notes that RIMCo does not manage any accounts or pools that have investment strategies and policies that are substantially similar to those of the Russell Multi-Strategy Alternative Fund. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

25.	Comment:	Please include the date as of which the information in the tables in the “Trustees and Officers” section of the SAIs is provided.

	Response:	Registrant has revised the disclosure in response to this comment.

26.	Comment:

In the “Other Accounts Managed By RIMCo Managers and Assets Under Management in the Accounts” section of the SAIs, please specify the number of accounts managed by the portfolio managers, if any, which charge a performance fee.

	Response:	Registrant has revised the disclosure in response to this comment.

Sincerely,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	John V. O’Hanlon
Mary Beth Rhoden Albaneze